# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: ARS Pharmaceuticals, Inc., CIK 0001671858
CUSIP: 82835W108
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 11682 EL CAMINO REAL, SUITE 120, SAN DIEGO, California (CA), 92130
Date of event which requires filing of this statement: 07/02/2025
Amends the filing with accession number 0001193805-25-000363
Filed by CIK 0001352546
Persons authorized to receive notices and communications: David Clark, Deerfield Management Company, L.P., 345 Park Avenue South, 12th, New York, New York (NY), 10010, 212-551-1600; Elliot Press, Deerfield Management Company, L.P., 345 Park Avenue South, 12th, New York, New York (NY), 10010, 212-551-1600; Jonathan D. Weiner, Esq., Katten Muchin Rosenman LLP, 50 Rockefeller Plaza, New York, New York (NY), 10020, 212-940-8800; Mark D. Wood, Esq., Katten Muchin Rosenman LLP, 50 Rockefeller Plaza, New York, New York (NY), 10020, 212-940-8800

## Reporting persons
- Deerfield Mgmt III, L.P. (CIK 0001610540): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 4,862,254; sole dispositive power 0; shared dispositive power 4,862,254; aggregate amount beneficially owned 4,862,254 (4.95% of the class)
  Comment: Comprised of 4,862,254 shares of common stock held by Deerfield Private Design Fund III, L.P.
- Deerfield Private Design Fund III, L.P. (CIK 0001603333): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 4,862,254; sole dispositive power 0; shared dispositive power 4,862,254; aggregate amount beneficially owned 4,862,254 (4.95% of the class)
- Deerfield Mgmt IV, L.P. (CIK 0001713467): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 4,862,254; sole dispositive power 0; shared dispositive power 4,862,254; aggregate amount beneficially owned 4,862,254 (4.95% of the class)
  Comment: Comprised of 4,862,254 shares of common stock held by Deerfield Private Design Fund IV, L.P.
- Deerfield Private Design Fund IV, L.P. (CIK 0001680307): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 4,862,254; sole dispositive power 0; shared dispositive power 4,862,254; aggregate amount beneficially owned 4,862,254 (4.95% of the class)
- Deerfield Management Company, L.P. (CIK 0001009258): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); disclosure of legal proceedings is required (Items 2(d) or 2(e)); sole voting power 0; shared voting power 9,724,508; sole dispositive power 0; shared dispositive power 9,724,508; aggregate amount beneficially owned 9,724,508 (9.9% of the class)
  Comment: Comprised of an aggregate of 9,724,508 shares of common stock held by Deerfield Private Design Fund III, L.P. and Deerfield Private Design Fund IV, L.P.
- James E. Flynn (CIK 0001352546): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 9,724,508; sole dispositive power 0; shared dispositive power 9,724,508; aggregate amount beneficially owned 9,724,508 (9.9% of the class)
  Comment: Comprised of an aggregate of 9,724,508 shares of common stock held by Deerfield Private Design Fund III, L.P. and Deerfield Private Design Fund IV, L.P.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: ARS Pharmaceuticals, Inc.
Comment: This Amendment No. 3 (this "Amendment") to Schedule 13D amends the Schedule 13D filed by (i) Deerfield Mgmt III, L.P. ("Deerfield Mgmt III"), (ii) Deerfield Private Design Fund III, L.P. ("Deerfield Private Design Fund III"), (iii) Deerfield Mgmt IV, L.P. ("Deerfield Mgmt IV"), (iv) Deerfield Private Design Fund IV, L.P. ("Deerfield Private Design Fund IV"), (v) Deerfield Management Company, L.P. ("Deerfield Management") and (vi) James E. Flynn, a natural person ("Flynn" and collectively with Deerfield Mgmt III, Deerfield Private Design Fund III, Deerfield Mgmt IV, Deerfield Private Design Fund IV and Deerfield Management, the "Reporting Persons"), as amended by Amendment Nos. 1 and 2 thereto (as amended, the "Schedule 13D"), with respect to the common stock of ARS Pharmaceuticals, Inc. Deerfield Private Design Fund III and Deerfield Private Design Fund IV are collectively referred to herein as the "Deerfield Funds"). Capitalized terms used but not otherwise defined in this Amendment have the meanings ascribed to them in the Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
(1) Deerfield Mgmt III

Number of shares: 4,862,254 (comprised of shares held by Deerfield Private Design Fund III)
Percentage of shares: 4.95%

(2) Deerfield Private Design Fund III

Number of shares: 4,862,254
Percentage of shares: 4.95%

(3) Deerfield Mgmt IV

Number of shares: 4,862,254 (comprised of shares held by Deerfield Private Design Fund IV)
Percentage of shares: 4.95%

(4) Deerfield Private Design Fund IV

Number of shares: 4,862,254
Percentage of shares: 4.95%

(5) Deerfield Management

Number of shares: 9,724,508 (comprised of shares held by Deerfield Private Design Fund III and Deerfield Private Design Fund IV)
Percentage of shares: 9.90%

(6) Flynn

Number of shares: 9,724,508 (comprised of shares held by Deerfield Private Design Fund III and Deerfield Private Design Fund IV)
Percentage of shares: 9.90%
Number of shares as to which each person has sole or shared power to vote or dispose:
(1) Deerfield Mgmt III

Sole power to vote or direct the vote: 0
Shared power to vote or direct the vote: 4,862,254
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or direct the disposition: 4,862,254

(2) Deerfield Private Design Fund III

Sole power to vote or direct the vote: 0
Shared power to vote or direct the vote: 4,862,254
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or direct the disposition: 4,862,254

(3) Deerfield Mgmt IV

Sole power to vote or direct the vote: 0
Shared power to vote or direct the vote: 4,862,254
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or direct the disposition: 4,862,254

(4) Deerfield Private Design Fund IV

Sole power to vote or direct the vote: 0
Shared power to vote or direct the vote: 4,862,254
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or direct the disposition: 4,862,254

(3) Deerfield Management

Sole power to vote or direct the vote: 0
Shared power to vote or direct the vote: 9,724,508
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or direct the disposition: 9,724,508

(6) Flynn

Sole power to vote or direct the vote: 0
Shared power to vote or direct the vote: 9,724,508
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or direct the disposition: 9,724,508

Flynn is the managing member of the general partner of each of Deerfield Mgmt IV, Deerfield Mgmt III and Deerfield Management. Deerfield Mgmt III is the general partner of Deerfield Private Design Fund III and Deerfield Mgmt IV is the general partner of Deerfield Private Design Fund IV. Deerfield Management is the investment manager of the Deerfield Funds.

*Percentage beneficial ownership reported herein reflects 98,213,561 shares of Common Stock outstanding as of May 12, 2025, as reported by the Company in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2025.
Transactions in the class effected during the past sixty days:
Transactions in the common stock effected by the Reporting Persons in the last sixty (60) days are set forth below. All such transactions were effected in open market transactions on the Nasdaq Global Market in the ordinary course of the applicable Reporting Person's business. Reporting Person - Deerfield Private Design Fund III, L.P.

Date - 6/27/2025
Number of Shares Sold - 395,075
Price per Share ($)* - $18.45
Price Range ($)** - $18.20 - $18.89

Reporting Person - Deerfield Private Design Fund IV, L.P.

Date - 6/27/2025
Number of Shares Sold - 395,074
Price per Share ($)* - $18.45
Price Range ($)** - $18.20 - $18.89

* Price per share reported is a weighted average price. The Reporting Persons undertake to provide to the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the ranges set forth above.

** The shares were sold in multiple transactions at prices within the price range indicated (unless otherwise indicated).

## Signatures
- Deerfield Mgmt III, L.P.: /s/ Jonathan Isler, Jonathan Isler, Attorney-in-Fact (07/02/2025)
- Deerfield Private Design Fund III, L.P.: /s/ Jonathan Isler, Jonathan Isler, Attorney-in-Fact (07/02/2025)
- Deerfield Mgmt IV, L.P.: /s/ Jonathan Isler, Jonathan Isler, Attorney-in-Fact (07/02/2025)
- Deerfield Private Design Fund IV, L.P.: /s/ Jonathan Isler, Jonathan Isler, Attorney-in-Fact (07/02/2025)
- Deerfield Management Company, L.P.: /s/ Jonathan Isler, Jonathan Isler, Attorney-in-Fact (07/02/2025)
- James E. Flynn: /s/ Jonathan Isler, Jonathan Isler, Attorney-in-Fact (07/02/2025)